UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

COLE REAL ESTATE INVESTMENTS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

19329V105

(CUSIP Number of Class of Securities)

Kimberly J. Smith

General Counsel

Cole Real Estate Investments, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

Telephone: (602) 778-8700

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Alison S. Ressler Sullivan & Cromwell LLP 1888 Century Park East, 21st Floor Los Angeles, California 90067 (310) 712-6600	Benjamin R. Weber Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party	N/A

Form or Registration No:	N/A	Date Filed	N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached as Exhibit 99.1 to this Schedule TO (this “Schedule TO”) are excerpts from a presentation of Cole Real Estate Investments, Inc. (the “Company”) to be used in connection with a roadshow related to the Company’s anticipated listing on the New York Stock Exchange. Those excerpts relate to the Company’s proposed tender offer to purchase its common stock.

This filing is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company intends to distribute to its stockholders and file with the Securities and Exchange Commission (the “SEC”). The full details of the tender offer, including complete instructions on how to tender shares of the Company’s common stock, will be included in the offer to purchase, the letter of transmittal and other related materials, that the Company will distribute to stockholders and file with the SEC upon commencement of the tender offer. Stockholders are urged to carefully read the offer to purchase, the letter of transmittal and other related materials when they become available because they will contain important information, including the terms and conditions of the tender offer.

Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials that the Company files with the SEC at the SEC’s website at http://www.sec.gov or by calling the information agent for the contemplated tender offer, who will be identified in the materials filed with the SEC at the commencement of the tender offer. In addition, copies of documents filed by the Company with the SEC will be available free of charge by directing a request to Cole Real Estate Investments, Inc., 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016, Attention: Investor Relations.

Item 12. Exhibits

Exhibit No.	Description

99.1	Excerpts from Presentation dated June 4, 2013.

INDEX OF EXHIBITS

Exhibit No.	Description

99.1	Excerpts from Presentation dated June 4, 2013.